Mail Stop 3561
                                                             March 6, 2018


Mr. Brent Y. Suen
Chief Executive Officer
Weyland Tech, Inc.
198 Wellington Street
8/F The Wellington
Central, Hong Kong SAR
Hong Kong HKSAR

        Re:      Weyland Tech, Inc.
                 Form 10-K for Fiscal Year Ended December 31, 2016 Filed March 31, 2017
                 File No. 000-51815

Dear Mr. Suen:

        We have reviewed your February 7, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our December 1,
2017 letter.

Form 10-K for Fiscal Year Ended December 31, 2016

Financial Statements for the Year Ended December 31, 2016

Note 2   Summary of Significant Accounting Policies

Revenue Recognition, page F-8

    1. We note you indicate in your response to comment 3 that the contracts you describe on pages 11 and 13 all represent the same types of contracts for which you used different terminology. However, we also note from your response that under your reseller model your resellers and distributors provide "Level One Service" consisting of the resellers' or
 Mr. Brent Suen
Weyland Tech, Inc.
March 6, 2018
Page 2

       distributors' end customer facing sales and support including help desks, technical support, mobile and website design, marketing and promotions to such end users and that they receive compensation for those services. It also appears that you may provide these services for your direct sales. To help us better understand how you generate revenue, please respond to the following:

           Please tell us whether you compensate the resellers and distributors for providing these services, or whether the end user customer pays the reseller/distributor directly for these services. If you compensate your reseller/distributor customers for providing these services, please tell us how you considered this when recognizing the revenues and costs associated with these contracts and explain how you considered the guidance in ASC 605-10-25 and 605-25-25 in recognizing revenues for these contracts. Specifically please address whether these contracts represent multiple element arrangements, and if so, how you determined whether any of these deliverables represent a separate unit of account and why, or why not. If you determined that any of these deliverables represent a separate unit of account please tell us and disclose how you allocated revenues to the various deliverables. Please provide your basis in GAAP for your accounting.

           For your direct sales of the CreateApp platform, please tell us and disclose whether you provide the same types of services to your customers that your resellers/distributors provide to their end user customers. If so, please tell us how you
           recognize revenues for these services and how you considered the guidance in ASC
           605-10-25 and 605-25-25. Please specifically address whether these contracts represent multiple element arrangements, and if so, how you determined whether any of these deliverables represent a separate unit of account and why, or why not. If you determined that any of these deliverables represent a separate unit of account please tell us and disclose how you allocated revenues to the various deliverables. Please provide your basis in GAAP for your accounting.

           We note from your response that approximately 18% of your revenues were comprised of income from providing development services. Please tell us whether you or your reseller/distributor customers customize the "white-label" versions for certain of your CreateApp platform resellers/distributors. For contracts where you provide these customization services for your reseller/distributor customers or your direct customers, tell us what compensation you receive for these services, whether these services are bundled with software licenses and other services and how you recognize related revenues. Please refer to ASC 605-35-25. Please also expand your accounting policy footnote to disclose in more detail your accounting for such revenues and related costs.

           It appears from your response that you do not sell software licenses and instead you generate revenue solely through the Software as a Service model. Please revise future filings to more clearly explain this to your readers, as your previous filings contained
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Weyland Tech, Inc.
March 6, 2018
Page 3

           references to license sales that suggested you generated revenue in part from selling software licenses.

Note 3   Intangible Assets, page F-10

    2. In light of the fact that approximately 39 percent of your total assets are intangible assets consisting almost entirely of software developed by you, please provide an accounting policy which addresses your criteria for capitalizing these assets. Please refer to ASC
       985-20-25.

Item 9 A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 16

    3. Your response to comment 5 indicates that you believe your "internal controls and procedures" were effective as of December 31, 2016. We have the following comments:

           When you amend your Form 10-K, please revise your disclosures to either refer to disclosure controls and procedures or to separately refer to internal control over financial reporting. Please note the phrase "internal controls and procedures" should not be used in your disclosures under Item 9A as it appears to be a combination of the terms "disclosure controls and procedures" and "internal control over financial reporting," and using the phrase "internal controls and procedures" does not satisfy your disclosure requirements under Items 307 and 308 of Regulation
S-K.

           Since your Form 10-K did not contain the conclusions of your management regarding the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S-K, it appears your disclosure controls and procedures were not effective to ensure that all information required to be disclosed in your Form 10-K was disclosed within the time periods specified in our rules and forms. It further appears from your response to comment 5 that the disclosure you made regarding your identification of material weaknesses was incorrect as it erroneously repeated the prior year's disclosure despite the fact that those deficiencies were corrected during 2016. This appears to provide further evidence that your disclosure controls and procedures were not effective to ensure that all information required to be disclosed in your Form 10-K was disclosed within the time periods specified in our rules and forms. As such, it appears your amended Form 10-K should state that your disclosure controls and procedures were not effective as of December 31, 2016.
 Mr. Brent Suen
Weyland Tech, Inc.
March 6, 2018
Page 4

       You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or me, at (202)
551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney at (202) 551-7689 or Lisa Kohl, Legal
Branch Chief at (202) 551-3252 with any other questions.


                                                          Sincerely,

                                                          /s/ Jennifer Thompson

                                                          Jennifer Thompson
                                                          Accounting Branch
Chief
                                                          Office of Consumer
Products